

August 29, 2012

<u>Via E-Mail</u>
Mr. James R. Moffett
McMoRan Exploration Co.
President and Chief Executive Officer
1615 Poydras Street
New Orleans, LA 70112

      Re: McMoRan Exploration Co.
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed February 29, 2012
              File No. 1-07791

Dear Mr. Moffett:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Karl Hiller

                         Karl Hiller
                         Branch Chief